Orbis
Grupa Hotelowa


10015134

Warsaw, 2010-01-08

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/1/2010

Ref.: 82-5025

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current reports No. 26/2009, 1/2010.

Best regards

Ireneusz Węgłowski

Vice-President

1/28

82 -5025

Current report no. 26/2009

December 31, 2009

Subject: Renegotiation of a significant credit agreement

The Management Board of Orbis S.A. hereby informs about commencement of negotiations concerning change of the terms and conditions of the credit facility agreement executed on November 10, 2005 (current report no. 36/2005 and 39/2005). The agreement was executed by and between Orbis S.A. (Borrower), Hekon – Hotele Ekonomiczne S.A. (Guarantor) and Bank Handlowy w Warszawie S.A. (Arranger, Agent and Collateral Agent), Société Genérale S.A. Branch in Poland (Arranger and Document Agent), Bank Zachodni WBK S.A. and Calyon S.A. As at December 31, 2009, the debt of Orbis S.A. under this credit agreement equaled PLN 283 million.

In connection with finalizing the accounting process for the fourth quarter of 2009, the Management Board of Orbis S.A. has been informed about a high likelihood of breaching some of the additional terms and conditions of credit repayment (covenants). Therefore, the Management Board launched direct negotiations with the banks. The final review of these covenants will take place at the time of publication of the annual report for 2009.
The negotiations are being conducted in the context of many years of cooperation with Orbis' financial partners and timely repayment of credit installments to date, including repayment of PLN 94 million in November 2009.

82-5025

Current report no. [1]/2010

Date of preparation: January 7, 2010

Legal basis: Article 56 section 1 point 1 – inside information

Subject: Execution of transaction of sale of shares in a subsidiary company

The Management Board of Orbis S.A. hereby notifies execution on January 6, 2010 of transaction of sale of all shares held by Orbis S.A. in the subsidiary company Polskie Biuro Podróży Orbis Sp. z o.o. (accounting for 95.08% of all its shares).

The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator SARL (subsidiary company of Polish Enterprise Fund VI, LP that belongs to the Enterprise Investors Sp. z o.o. group) as the buyer, Polskie Biuro Podróży Orbis Sp. z o.o. as the guarantor of repayment of the buyer's liabilities arising under the contract, and UAB Novaturas.

Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in Polskie Biuro Podróży Orbis Sp. z o.o. The remaining 48.08% shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (condition precedent), with the reservation that in case no such approval is gained by June 30, 2010 the buyer will have the right to withdraw from the contract, and the Issuer will buy back the 47% shares sold. The provisions of the contract stipulate other terms and conditions of the transaction that remain under control of Orbis S.A. and Polskie Biuro Podróży Orbis Sp. z o.o.

The contract prohibits the Issuer from running a business competitive to the buyer.

The selling price is small and of secondary significance for assessment of the transaction, given the fact that Polskie Biuro Podróży Orbis Sp. z o.o. has been generating losses recently.

The license agreement for the „Orbis Travel" trademark used by Polskie Biuro Podróży Orbis Sp. z o.o. will be continued.